EXHIBIT 5
                                                                       ---------


SCHEDULE 1
ANNUAL HISTORICAL REVIEW
YEARS ENDED DECEMBER 31


($ thousands, except per unit and volume amounts)                  2002          2001         2000           1999          1998
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
FINANCIAL
 Revenue before royalties                                        444,835        515,596      316,270       155,191         67,124
        Per unit (1)                                          $     3.72     $     5.05    $    4.97    $     3.34    $      2.62
 Cash flow                                                       223,969        260,270      179,349        80,814         30,040
        Per unit (1)                                          $     1.87     $     2.55    $    2.82    $     1.74    $      1.17
Net income loss (5)                                               67,893        138,202      110,872        29,835        (14,093)
        Per unit (1)                                          $     0.57     $     1.36    $    1.74    $     0.64          (0.55)
 Cash distributions                                              183,617        234,053      128,958        63,773         30,724
        Per unit (2)                                          $     1.56     $     2.31    $    2.01    $     1.35    $      1.20
 Working capital (deficit)                                       (10,067)         5,805        6,339        15,761         (1,688)
 Long-term debt                                                  337,728        294,489      115,068       141,000         72,499
Weighted average trust units and exchangeable shares (3)         119,613        101,979       63,681        46,480         25,604
 Trust units and units issuable for exchangeable shares
        at end of period (4)                                     126,444        111,692       72,524        53,607         25,604

OPERATING
 Production                                                       42,425         43,111       27,355        22,172         12,737
         Crude oil (bbl/d)                                        20,655         20,408       11,528         8,408          4,439
         Natural gas (Mmcf/d)                                      109.8          115.2         77.2          66.5           37.7
         Natural gas liquids (bbl/d)                               3,479          3,511        2,965         2,687          2,018
Average prices
         Crude oil ($/bbl)                                         31.63          31.70        36.74         24.85          18.99
         Natural gas ($/Mcf)                                        4.41           5.72         4.48          2.54           1.93
         Natural gas liquids ($/bbl)                               24.01          31.03        31.52         17.43          13.17
         Oil equivalent ($/Boe)                                    28.73          32.76        31.59         19.15          14.41
Established (proved plus risked probable) reserves
         Crude oil and NGL (Mbbl)                                117,241        114,243       82,419        59,712         35,034
         Natural gas (Bcf)                                         408.8          385.5        286.4         241.0          121.9
         Total (Mboe)                                            185,371        178,496      130,147        99,879         55,351

TRUST UNIT TRADING
(based on daily closing price)
Unit Prices ($)
         High                                                 $    13.29     $    13.50    $   12.15    $     9.25    $     11.40
         Low                                                  $    11.11     $    10.41    $    8.45    $     6.15    $      6.10
         Close                                                $    11.90     $    12.10    $   11.30    $     8.75    $      6.15
Daily average trading volume (thousands)                             305            414          155            68             32
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

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(1)   based on weighted average trust units and exchangeable shares
(2)   based on number of trust units outstanding at each cash distribution date
(3) includes trust units issuable for outstanding exchangeable shares based on the period average exchange ratio
(4)   natural gas converted at 6:1
(5) 2001 net income and net income per unit have been restated for the retroactive change in accounting policy for deferred foreign exchange translation